Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
April 24, 2008
BY EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

Re:	R.H. Donnelley Corporation Form 10-K for the year ended December 31, 2007 Filed March 13, 2008 File No. 1-07155
Ladies and Gentlemen:
This letter is submitted with respect to R.H. Donnelley Corporation’s (the “Company” or “RHD”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 22, 2008 (the “Comment Letter”), to the Company with respect to the Annual Report on Form 10-K for the year ended December 31, 2007 of the Company (File No. 1-07155) filed on March 13, 2008.
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Corporate Overview, Page 35
1.	The purpose of an “Overview” section is to provide investors with an executive level introduction to the company, including company- and industry-wide matters on which management is focused, and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. In this regard, we note the dramatic decline on the company’s stock price during 2007 and into 2007 and the “challenging economic environment that faces the [c]ompany in 2008,” referenced in your compensation discussion and analysis. Please amend your Form 10-K to discuss management’s analysis of the reasons behind the company’s stock decline and the steps management is taking, and plans to take, to counter the decline. Also identify the economic challenges facing the company in 2008 and what steps management is taking in response.
Response
In response to the Staff’s comment, we propose to add the following disclosure to the Overview section within MD&A in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, and to include such disclosure (revised for new developments, as warranted) in future filings to the extent such disclosure remains relevant and accurate.
The Company has experienced a significant decline in its stock price during the latter part of 2007 and into 2008. We believe the decline in the stock price primarily reflects the investment community’s evolving view of (1) media and advertising companies generally and (2) companies with significant financial leverage, particularly as the national economic outlook has become increasingly uncertain. In that regard, we note that our stock price decline has coincided with a significant drop in the stock prices of many other media companies, as well as most companies with significant leverage. We expect that as the economic outlook and the investment community’s tolerance for leverage recovers, so too will our stock price.
In response to the economic challenges facing the Company, we continue to actively manage expenses and we are stepping up our efforts to streamline operations and contain costs. At the same time, we are committing our sales force to focus on selling the value provided to local businesses through our Triple Play offering of print yellow pages, internet yellow pages and online search. In addition, we continue to invest in our future through initiatives such as systems modernization and consolidation, new print and digital product introductions and associated employee training, and we believe these investments will drive future revenue growth, thereby enhancing shareholder value.
Notes to Consolidated Financial Statements
Business and Presentation, Page F-10
2.	We note that you reclassified certain selling and support expenses from cost of revenue to selling and support expenses. Tell us in detail to what these expenses relate and why you believe they should not be included within cost of revenue. Further, it is unclear why commissions related to the sales of advertising are not included within cost of revenues as such costs appear directly applicable to your total net revenues. Refer to Rule 5-03 of Regulation S-X.
Response
As noted in the Form 10-K, selling and support expenses are now presented as a separate expense category in the consolidated statements of operations. In prior periods, certain selling and support expenses were included in cost of revenue and others were included in general and administrative expenses. The following is a list of expenses now classified as selling and support expenses:

•	Commissions	•	Sales person costs
•	Sales manager costs	•	Occupancy
•	Training	•	Relocation
•	Sales planning and compensation	•	Sales office support
•	SFAS No. 123 R expense	•	Deferred cost uplift
•	Bad debt expense	•	Central and field marketing
•	Advertising	•	Customer service
•	Billing, credit and collections
As noted in Rule 210.5-03 (2) of Regulation S-X, costs and expenses applicable to sales and revenues include (a) costs of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) costs of services, and (e) expenses applicable to other revenues. Accordingly, we have classified only costs incurred directly in the production, publication and distribution of our directories (i.e. our tangible product), such as printing, paper, publishing and distribution costs, as cost of revenues. The Company believes that the expenses listed above, including commissions related to the sales of advertising, do not fall within the categories enumerated in Rule 210.5-03 (2) because they are not directly incurred in the production, publication or distribution of our directories. Management believes that classifying these expenses as “selling, general and administrative expenses” under Rule 210.5-03 (4) of Regulation S-X is more appropriate because these costs are more directly associated with the selling and support, as opposed to production, of our products and services. We separately present selling and support expenses from general and administrative expenses to provide more transparency to investors and other financial statement users.

Summary of Significant Accounting Policies, Page F-12
Comment 3. We note that you account for certain barter transactions in accordance with EITF 99-17. Disclose the amount of revenue and expense recognized from such transactions for each income statement period presented to comply with paragraph 8.
Response
For the years ended December 31, 2007 and 2006, barter revenue was $12.7 million, $9.4 million, respectively, and for the three months ended March 31, 2008 was $3.1 million. For each of these periods, barter revenue did not exceed 0.5% of total reported net revenue. Disclosure of these amounts was not made as management considered them to be immaterial. No barter revenue was recorded for the year ended December 31, 2005. Considering the immaterial nature of these amounts, management intends to eliminate reference to our accounting for barter transactions in future filings. However, upon the Staff’s request, we will disclose the dollar value of barter transactions in future filings.
Accounts Receivable, Page F-12
Comment 4. We note that you receive the total contract value, net of commissions, from Certified Marketing Representatives on behalf of national advertisers. Tell how you present such sales of advertising and the related commissions for these arrangements in your income statement. Citing your basis in the accounting literature, tell us why you believe your accounting and presentation are appropriate.
Response
We present sales of advertising and the related commissions for national sales arrangements which we conduct through Certified Marketing Representatives (“CMRs”) under the guidance of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”). Based on our evaluation of EITF 99-19, we record the gross value of the advertising as revenue and the related commissions to the CMR as a selling and support expense, both of which are recognized under the deferral and amortization method. Under EITF 99-19, that is the appropriate accounting based upon our conclusion that RHD is the primary obligor under these arrangements. We have determined that RHD is the primary obligor under these arrangements based on the following factors under EITF 99-19.
1. RHD is the primary obligor in the arrangement.
RHD is responsible for fulfillment of advertisements purchased by national advertisers through CMRs. National advertisers are aware that RHD is the publisher of the directory in which the purchased advertising will appear, RHD is responsible for fulfilling the advertising obligation by ensuring placement of the advertisement in accordance with the advertising order, and the CMR is merely an agent in this process. Because CMRs have to submit advertising orders to RHD, as the publisher of the applicable directories, and because RHD fulfills the advertising obligation, RHD is the primary obligor in the arrangement.

2. RHD has general inventory risk.
There is no physical inventory in these arrangements. However, RHD does assume responsibility for ensuring purchased advertising is correctly placed in the directory in accordance with the advertising order. If the advertisement is not placed properly, RHD assumes responsibility by issuing credits.
3. RHD has latitude in establishing prices.
RHD establishes the price for all advertisements placed in its directories by national advertisers based on our published “rate card”. CMRs never establish pricing for national advertisements. RHD offers various discounted advertising programs from among which the CMRs can choose to offer to national advertisers.
4. RHD changes the product or performs part of the service.
As noted above, RHD is responsible for fulfilling advertisements purchased by national advertisers and always performs some type of production/compilation process prior to publication. For example, in some instances, RHD employees perform graphic and design work related to the advertisement. Each and every advertisement must be loaded into RHD’s publication systems in order to appear in any of our directories. RHD is then responsible for the printing and distribution of the directories.
5. RHD has discretion in supplier selection.
RHD has sole discretion to select suppliers necessary to complete its fulfillment obligations. RHD contracts with several third party suppliers to complete its fulfillment obligation, such as printers, paper suppliers and delivery agents. CMRs are not involved in the supplier selection process in any way.
6. RHD determines product and service specifications.
RHD, as publisher, determines the specifications for all advertisements placed in its directories. RHD, as the publisher, has the right to exclude inappropriate advertising or adverting that doesn’t meet its technical specifications.
7. RHD has physical loss inventory risk (after customer order or during shipping).
There is no physical inventory in these arrangements. However, RHD has liability for the physical loss of advertising graphic content and contract order fulfillment after the national advertiser properly places the order with RHD. RHD assumes responsibility for ensuring purchased advertising is correctly placed in the directory in accordance with the advertising order. If the advertisement is not placed properly, RHD assumes responsibility by issuing credits.
8. RHD has credit risk.
CMRs pay to RHD the total contract value of the national advertising, net of their commission, within 60 days after the directory publication month. During those 60 days, RHD bears all credit risk for amounts billed to CMRs. CMRs bear all credit risk for amounts billed to national advertisers.
Based on the foregoing, management believes that RHD is the primary obligor in the national advertising arrangements it conducts through CMRs. Although RHD does not bear direct credit risk with national advertisers, all of the other factors under EITF 99-19 clearly indicate RHD is the primary obligor in these arrangements. Accordingly, RHD appropriately reports the gross value of advertisements sold as revenue and the related commissions paid to the CMR as an expense.
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to the remaining open comments.
Please contact me at (919) 297-1116 should you wish to discuss any of the responses. Thank you for your continuing attention to this matter.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer

cc:	Jorge A. Rivera, Esq. Inessa Kessman Mark Hianik, Esq. Robert Bush, Esq. Thomas C. Daniels, Esq.